

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 29, 2010

Via U.S. Mail and Facsimile

Aubrey B. Patterson
Chairman of the Board
and Chief Executive Officer
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

> **Re:** **BancorpSouth, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 001-12991**

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Provisions for Credit Losses and Allowance for Credit Losses, page 30

1. Please tell us and revise future filings to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and

how you measure the associated impairment, clarifying for which loan types you use the present value of expected future cash flows discounted at the loan's effective interest rate, observable market price, if available, or the fair value of the collateral.

2. Please tell us and revise to disclose the amount of loans and the amount of specific reserve calculated based on discounted cash flows, observable market price or fair value of collateral. For your collateral dependent loans, please disclose:

    a. How often and when updated third party appraisals are obtained and how this impacts the amount and timing of your loan loss provisions and charge-offs.

    b. Whether and why you make any adjustments to appraisals including any made as a result of outdated appraisals.

    c. The type of appraisals used to measure impairment such as "retail value" or "as is" value. If you use "retail value" please explain how you reconcile this value to the amount used to measure impairment.

    d. If external appraisals are not used to determine the value of the underlying collateral or where an appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral.

Financial Condition – Loans and Leases, page 37

3. We note your disclosure about the relatively high credit risk associated with Real Estate – Construction, Acquisition and Development loans and that these loans are often structured with interest reserves to fund interest costs during the construction and development period. Please tell us and revise future filings to disclose the following information related to loans with interest reserves:

    a. Your policy for recognizing interest income on these loans.

    b. How you monitor the projects throughout their lives to make sure the properties are progressing as planned to ensure appropriateness of continuing to capitalize interest.

    c. Whether you have extended, renewed or restructured terms of the loans, the reasons for the changes and whether you classify the loans as TDRs.

    d. Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

    e. Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

    f. Separately quantify the amount of loans with interest reserves, the amount of loans on non-accrual status and the remaining amount of interest reserves as of each period end.

    g. Separately quantify the amount of interest income recognized from interest reserves during the periods presented.

Note (1) Summary of Significant Accounting Policies – Securities Purchased and Sold Under Agreements to Resell or Repurchase, page 62

4.   We note you disclose that securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions.

    a. Please revise your disclosure in future filings to clearly state whether all of these transactions are accounted for as collateralized financing transactions.

    b. If you account for any as sales, clearly state this, and tell us the accounting guidance on which you rely for this treatment. If applicable, please revise in future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Note (5) Loans and Leases, page 71

5. Please revise future filings to clarify your disclosure related to impaired loans as of each balance sheet date presented. Please clearly disclose the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Item 9A. Controls and Procedures, page 99

6. We note your disclosure in management's report on internal control over financial reporting on page 54 and here related to the material weakness related to the determination of the allowance for credit losses which resulted in a material error that was corrected prior to the issuance of your financial statements.

a. Please tell us in detail how you identified the control deficiencies identified in management's report on internal control over financial reporting on page 54 and how you determined that they resulted in a material error in the determination of the allowance for credit losses.

b. Please tell us and revise future filings to discuss how you determined the extent to which earlier interim or annual periods were affected by these control deficiencies.

c. Please tell us how you determined that your allowance for loan losses was appropriately stated in prior periods and that you were not required to restate your financial statements considering your identified control deficiencies and the fact that it appears that credit quality had worsened significantly at September 30, 2009. If you concluded that you were not required to restate prior financial statements because of materiality, please provide us your materiality analysis.

Item 11. Executive Compensation, page 102

General

7.   We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. We note the disclosure on page 30 of the definitive proxy statement.

Annual Incentive Compensation, page 23 of Definitive Proxy Statement on Schedule 14A

8.   We note your disclosure of the performance goals established for 2009 under the Executive Performance Incentive Plan and the Home Office Incentive Plan. We also note the disclosure that based on the performance reported in your preliminary unaudited financial statements contained in your release on January 21, 2010, the cash incentive bonus payments reflected achievement of 87% of the respective target amounts. Please revise future filings to disclose actual results of performance target categories. Please provide us with proposed revised disclosure.

9.   Please disclose the performance targets established under the system-wide community bank performance goal and the lines of business performance goal. For example, disclose the specific targets for net income, loan growth, deposit growth, non-interest income, etc. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Long-Term Incentive Compensation, page 26 of Definitive Proxy Statement on Schedule 14A

10.   Please tell us what the specific performance goals were that were established for the 2008 through 2009 performance period. Please also tell us what levels of performance were actually achieved. We note the disclosure that the awards were not earned because the performance goals established for the awards were not met during the performance period. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Impact of Revised Financial Statements for the Year Ended December 31, 2009, page 30 of Definitive Proxy Statement on Schedule 14A

11.   We note the disclosure that the committee has "factored the overpayments made with respect to the 2009 cash incentive bonus awards in its deliberations for 2010 compensation awards and adjustments." Please tell us in greater detail how the 2009 overpayments influenced 2010 compensation decisions.

Definitive Proxy Statement on Schedule 14A filed March 26, 2010

Director Qualification Standards, page 13

12.   We note the disclosure that the Nominating Committee considers diversity in identifying nominees for director. Please revise future filings to disclose how diversity is considered in identifying nominees for director. Also, to the extent the nominating committee has a policy with regard to the consideration of identifying director nominees, please describe how this policy is implemented, as well as how the nominating committee assesses the effectiveness of its policy. Refer to Item 402(c)(2)(vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney